Bench | Financial Package



Financial Package Information

Business Name:	Urvin Finance Inc
Date Range:	January 1, 2021 to December 31, 2021
Filing Type:	C-Corp
Industry:	

Accounting Method: Modified-Cash basis

Please note that we account for checks as they appear on the bank statement. Any outstanding checks that were not cashed in the year to date period have not been accounted for in these books.

Ledger Notes

Applicable Ledger	Notes
Common Stock	There are transactions in this ledger that have not been confirmed as correctly classified by the client.
SAFE Note - WeFunder	The client requested we categorize transactions to this ledger without providing a SAFE Note.
Payroll Expense - Payroll Tax	We recognized payroll expenses on check dates. These are the employer payroll taxes.

Urvin Finance Inc

Balance Sheet
For the period ending December 31, 2021

	As Of:	December 31, 2021	December 31, 2020
Assets			
Mercury Bank - Checking - 3736		56,511.39	0.00
Mercury Bank - Savings - 2518		521,555.74	0.00
Money in transit		0.00	0.00
Total Assets		578,067.13	0.00
Liabilities			
Total Liabilities		0.00	0.00
Equity			
Common Stock		-3,657.00	0.00
SAFE Note - Brian Scott Goldsmith		25,000.00	0.00
SAFE Note - Dmitry Uzilevsky		69,420.00	0.00
SAFE Note - William Guo		25,000.00	0.00
SAFE Note - Hugo Levasseur		10,000.00	0.00
SAFE Note - Harbir Aulakh		1,010.00	0.00
SAFE Note - WeFunder		612,177.10	0.00
Retained Earnings		-160,882.97	0.00
Total Equity		578,067.13	0.00
Total Liabilities and Equity		578,067.13	0.00

Urvin Finance Inc

Income Statement

For the period January 1, 2021 to December 31, 2021

January 1, 2021 to December 31, 2021

Revenues

Interest Income	0.11
Total Revenues	0.11

Operating Expenses

Bank & ATM Fee Expense	30.00
Computer Equipment Expense	1,475.96
Furniture & Fixtures Expense	899.00
Independent Contractor Expense	83,138.42
Insurance Expense - Business	67.35
License & Fee Expense	500.00
Marketing & Advertising Expense	355.50
Office Supply Expense	24.00
Payroll Expense - Administration	293.83
Payroll Expense - Payroll Tax	1,741.95
Payroll Expense - Salary & Wage - Justworks	16,833.71
Professional Service Expense	40,564.00
Software & Web Hosting Expense	14,959.36
Total Operating Expenses	160,883.08

Total Expenses	160,883.08

Net Profit	-160,882.97

Urvin Finance Inc

Trial Balance
For the period ending December 31, 2021

	Dr	Cr
Assets		
Mercury Bank - Checking - 3736	56,511.39	
Mercury Bank - Savings - 2518	521,555.74	
Money in transit	0.00	
Equity		
Common Stock	3,657.00	
SAFE Note - Brian Scott Goldsmith		25,000.00
SAFE Note - Dmitry Uzilevsky		69,420.00
SAFE Note - William Guo		25,000.00
SAFE Note - Hugo Levasseur		10,000.00
SAFE Note - Harbir Aulakh		1,010.00
SAFE Note - WeFunder		612,177.10
Retained Earnings	0.00	
Revenues		
Interest Income		0.11
Operating Expenses		
Bank & ATM Fee Expense	30.00	
Computer Equipment Expense	1,475.96	
Furniture & Fixtures Expense	899.00	
Independent Contractor Expense	83,138.42	
Insurance Expense - Business	67.35	
License & Fee Expense	500.00	
Marketing & Advertising Expense	355.50	
Office Supply Expense	24.00	
Payroll Expense - Administration	293.83	
Payroll Expense - Payroll Tax	1,741.95	
Payroll Expense - Salary & Wage - Justworks	16,833.71	
Professional Service Expense	40,564.00	
Software & Web Hosting Expense	14,959.36	
Total	**742,607.21**	**742,607.21**

Urvin Finance Inc
Monthly Balance Sheet
For the period ending December 31, 2021

As Of:	December 31, 2021	November 30, 2021	October 31, 2021	September 30, 2021	July 31, 2021	June 30, 2021
Assets						
Mercury Bank - Checking - 3736	56,511.39	140,548.41	119,722.22	1,066.00	66.00	0.00
Mercury Bank - Savings - 2518	521,555.74	521,555.63	0.00	0.00	0.00	0.00
Money in transit	0.00	0.00	0.00	0.00	0.00	0.00
Total Assets	578,067.13	662,104.04	119,722.22	1,066.00	66.00	0.00
Liabilities						
Total Liabilities	0.00	0.00	0.00	0.00	0.00	0.00
Equity						
Common Stock	-3,657.00	-3,652.00	66.00	66.00	66.00	0.00
SAFE Note - Brian Scott Goldsmith	25,000.00	25,000.00	25,000.00	0.00	0.00	0.00
SAFE Note - Dmitry Uzilevsky	69,420.00	69,420.00	69,420.00	0.00	0.00	0.00
SAFE Note - William Guo	25,000.00	25,000.00	25,000.00	0.00	0.00	0.00
SAFE Note - Hugo Levasseur	10,000.00	10,000.00	10,000.00	0.00	0.00	0.00
SAFE Note - Harbir Aulakh	1,010.00	1,010.00	1,010.00	1,010.00	0.00	0.00
SAFE Note - WeFunder	612,177.10	597,980.13	0.00	0.00	0.00	0.00
Retained Earnings	-160,882.97	-62,654.09	-10,773.78	-10.00	0.00	0.00
Total Equity	578,067.13	662,104.04	119,722.22	1,066.00	66.00	0.00
Total Liabilities and Equity	578,067.13	662,104.04	119,722.22	1,066.00	66.00	0.00

Urvin Finance Inc

Monthly Income Statement
For the period Jul 2021 to Dec 2021

Month	Dec 2021	Nov 2021	Oct 2021	Sep 2021	Jul 2021
Revenues					
Interest Income	0.11	0.00	0.00	0.00	0.00
Total Revenues	0.11	0.00	0.00	0.00	0.00
Operating Expenses					
Bank & ATM Fee Expense	0.00	0.00	20.00	10.00	0.00
Computer Equipment Expense	1,371.02	104.94	0.00	0.00	0.00
Furniture & Fixtures Expense	0.00	899.00	0.00	0.00	0.00
Independent Contractor Expense	40,480.42	33,511.93	9,146.07	0.00	0.00
Insurance Expense - Business	67.35	0.00	0.00	0.00	0.00
License & Fee Expense	0.00	0.00	500.00	0.00	0.00
Marketing & Advertising Expense	355.50	0.00	0.00	0.00	0.00
Office Supply Expense	24.00	0.00	0.00	0.00	0.00
Payroll Expense - Administration	294.00	-0.17	0.00	0.00	0.00
Payroll Expense - Payroll Tax	1,741.95	0.00	0.00	0.00	0.00
Payroll Expense - Salary & Wage - Justworks	16,833.71	0.00	0.00	0.00	0.00
Professional Service Expense	31,555.40	9,008.60	0.00	0.00	0.00
Software & Web Hosting Expense	5,505.64	8,356.01	1,097.71	0.00	0.00
Total Operating Expenses	98,228.99	51,880.31	10,763.78	10.00	0.00
Total Expenses	98,228.99	51,880.31	10,763.78	10.00	0.00
Net Profit	-98,228.88	-51,880.31	-10,763.78	-10.00	0.00